Exhibit C

Executive Officers of Marsico Capital Management, LLC

Name and Address*	Principal Occupation
Thomas F. Marsico	Chief Executive Officer and Chief Investment Officer

Christopher J. Marsico	President

James G. Gendelman	Portfolio Manager

Mary L. Watson	Executive Vice President and Chief Operations Officer

Thomas M. J. Kerwin	Executive Vice President and General Counsel

Kenneth Johnson	Executive Vice President and Director of Marketing

Corydon J. Gilchrist	Portfolio Manager

Steven R. Carlson	Executive Vice President, Chief Financial Officer and
Treasurer, and Chief Compliance Officer
____________________

*	The address of each officer is 1200 17th Street, Suite 1600, Denver, CO 80202.

C-1